UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 _________________
FORM 11-K
(Mark One)
( x ) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2004.

Or
( ) Transition report pursuant to Section 15(d) of the Securities exchange Act of 1934 For the transition period from _________________ to _____________________.

Commission File No. 0-14714
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Astec Industries, Inc. 401(k) Retirement Plan 1725 Shepherd Road Chattanooga, Tennessee 37421 (423) 899-5898
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASTEC INDUSTRIES, INC. 1725 Shepherd Road Chattanooga, Tennessee 37421 (423) 899-5898
REQUIRED INFORMATION
The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

Financial Statements and Supplemental Schedule
Astec Industries, Inc. 401(k) Retirement Plan
As of December 31, 2004 and 2003 and year ended December 31, 2004 with Report of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firms
Financial Statements

Statements of Net Assets Available for Benefits for years ended December 31, 2004 and 2003
Statement of Changes in Net Assets Available for Benefits as of December 31, 2004
Notes to Financial Statements

Supplemental Schedules
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Edgar filing only: Exhibit 23 - Consent of Independent Registered Public Accounting Firms

Financial Statements and Supplemental Schedule

Astec Industries, Inc. 401(k) Retirement Plan

As of December 31, 2004 and 2003 and for the year ended December 31, 2004 with Report of Independent Registered Public Accounting Firm

Astec Industries, Inc. 401(k) Retirement Plan

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003 and for the
year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

Plan Committee
Astec Industries, Inc. 401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Astec Industries, Inc. 401(k) Retirement Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Greensboro, North Carolina
June 28, 2005

Report of Independent Registered Public Accounting Firm

Plan Committee
Astec Industries, Inc. 401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Astec Industries, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Chattanooga, TN
June 11, 2004

Astec Industries, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value (Note 3)	$92,421,792	$ 81,489,097
Contribution receivables: Participants Employer Total receivables	90,015 44,765 134,780	21,405 8,497 29,902
Liabilities
Excess employee contributions payable	27,903	0
Net assets available for benefits	$92,528,669	$ 81,518,999

The accompanying notes are an integral part of these financial statements.

Astec Industries, Inc. 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions to net assets attributed to:
Investment income	$ 2,958,070
Net appreciation in fair value of investments Contributions:	6,676,686
Participants Employer	5,625,786 2,152,069 7,777,855
Total additions	17,412,611
Deductions from net assets attributed to:
Benefits paid to participants Administrative expenses Transfer to Superior Industries, LLC 401(K) Retirement Plan Total deductions	4,710,310 11,574 1,681,057 6,402,941
Net increase Net assets available for benefits	11,009,670
Beginning of year End of year	81,518,999 $92,528,669

The accompanying notes are an integral part of this financial statement.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following description of the Astec Industries, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Astec Industries, Inc. and its subsidiaries (the Company) who have completed six months of continuous service and reached age eighteen. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is administered by a committee appointed by the Company.

Contributions

Participant contributions are withheld from each payroll in amounts equal to a percentage of the participant's compensation as elected by the participant. The maximum participant contribution for the plan year is the lesser of $13,000 ($16,000 if age 50 or above), as set by Federal law, or 40% of the participant's base salary. The Company matches 75% of each participant's contribution up to 4% of the employee's earnings.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions and Plan investment results. Allocations of plan earnings are based on participant account balances, as defined. Participants may change their investment options daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their entire account balance.

1. Description of Plan (continued)

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, reduced by certain items identified in the Plan, or 50% of their vested account balance, whichever is lower. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent. Interest rates for loans outstanding at December 31, 2004 range from 5.00% to 10.50%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount equal to the value of his or her account, or upon death, disability or retirement, elect to receive a life annuity of monthly, quarterly, semi-annual or annual installments over a period of time.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated or contributions are permanently discontinued, benefits will be distributed in accordance with the provisions of the Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Shares of common stock are valued at quoted market prices. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

2. Summary of Significant Accounting Policies (continued)

The Plan purchased shares of Astec Industries, Inc. (the Plan sponsor) common stock on the open market during 2004 at a cost of $584,331. The Plan sold shares of Astec Industries, Inc. common stock on the open market during 2004 for $764,295 resulting in a gain of $158,819. The fair value of Astec Industries, Inc. common stock held for investment at December 31, 2004 and 2003 was $4,901,231 and $3,613,264, respectively.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

 Some of the investment fund providers charge 12b-1 fees at the fund level before earnings are paid to investors. The record keeper receives fees from these fund providers from 12b-1 fees charged to the funds. 12b-1 fees received by the record keeper are based on Plan assets invested in each fund. Similarly, all Trustee fees for the Plan are received from 12b-1 fees charged to the funds. 12b-1 fees received by the Trustee are also based on Plan assets invested in each fund.

The Plan sponsor pays administrative fees other than those for recordkeeping and trustee functions. The administrative fees paid by the plan sponsor in 2004 included those for the annual audit, legal and discrimination testing. Loan administrative fees are charged to the borrowing participant's account.

3. Investments

During 2004, the Plan's investments appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Common stock Shares of registered investment companies	$ 1,461,222 5,215,464 $ 6,676,686

3. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	December 31
	2004	2003
American Century Growth Fund	$ 8,004,484	$ 7,265,378
American Century Ultra Fund	12,073,981	11,212,077
American Century Value Fund	11,327,182	9,601,372
American Century Strategic Allocation Moderate Fund	5,746,269	4,839,319
American Century Prime Money Market	0	11,918,210
American Century Stable Asset Fund	11,383,620	0
American Century Income & Growth Fund	17,170,591	15,247,347
Astec Industries, Inc. Common Stock	4,901,231	3,613,264

4. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated January 17, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has determined that certain amendments are required to the plan document to comply with the current operations of the Plan. The Plan administrator does not believe these amendments will have an impact on the status of the Plan's compliance with the Code. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Supplemental Schedule

Astec Industries, Inc. 401(k) Retirement Plan

Employer I.D. No. 62-0873631 Plan No. 001

Schedule H Line 4(i)

Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value
Shares of Registered Investment Companies:
	American Century	Strategic Allocation Conservative Fund	$ 3,625,986
	American Century	Strategic Allocation Moderate Fund	5,746,269
	American Century	Strategic Allocation Aggressive Fund	3,992,297
	American Century	Income and Growth Fund	17,170,591
	American Century	Value Fund	11,327,182
	American Century	Growth Fund	8,004,484
	American Century	Ultra Fund	12,073,981
	American Century	Vista Fund	3,354,340
	American Century	International Growth Fund	3,707,494
	American Century	Stable Asset Fund	11,383,620
	American Century	Small Cap Value Fund	2,987,420
	Schwab	Various Mutual Funds	895,821

			84,269,485

	Shares of Common Stock:
*	Astec Industries, Inc.	Common Stock	4,901,231
*	Participant Notes Receivable	5.00-10.50%	3,250,598
	Uninvested Cash		478
			$ 92,421,792
* Indicates party-in-interest
Note: Cost information has not been included because all investments are participant directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Chattanooga, State of Tennessee, on June 29, 2005.

ASTEC INDUSTRIES, INC.
401(k) RETIREMENT PLAN

By: /s/ J. Don Brock
J. Don Brock, Chairman
Astec Industries, Inc.
401(k) Retirement Plan Committee

Date: June 29, 2005